                                                                     Exhibit 6.2



                           SENTIGEN BIOSCIENCES, INC.
                              445 MARSHALL STREET
                         PHILLIPSBURG, NEW JERSEY 08865

September 25, 2006



Executive Director
Columbia Innovation Enterprise
Columbia University
Engineering Terrace--Suite 363
500 West 120th Street, Mail Code 2206
New York, New York 10027

General Counsel
Columbia University
110 Low Memorial Library
535 West 116th Street, Mail Code 4308
New York, New York 10027


     This notice and request for consent to assignment is provided to you pursuant to Section 20 of the Exclusive License Agreement (the "License Agreement") between the Trustees of Columbia University in the City of New York and Sentigen Biosciences, Inc. (formerly known as Sentigen Corp.) ("Sentigen Biosciences"), dated April 10, 2000.

     As you may be aware, on August 31, 2006, our parent company, Sentigen Holding Corp. ("Sentigen Holding"), entered into an Agreement and Plan of Merger with Invitrogen Corporation ("Invitrogen"), pursuant to which Sentigen Holding will become a wholly owned subsidiary of Invitrogen (the "Merger"). In connection with the Merger and prior to its effective time, Sentigen Holding has agreed to contribute all of its and its subsidiaries' olfaction intellectual property assets, including its rights and obligations under the License Agreement, to a newly formed wholly-owned subsidiary ("Spinco"), the shares of which are expected to be distributed pro rata to the then existing stockholders of Sentigen Holding (the "Spin-off"), including Columbia University to the extent it is a stockholder of Sentigen Holding on the record date for the Spin-Off.

     Following the contribution of the License Agreement to Spinco, Spinco would assume all rights and obligations of Sentigen Biosciences under the License Agreement. By executing this letter below and in consideration of the assumption by Spinco of all of the obligations of Sentigen Biosciences under the License Agreement, you hereby consent to the assignment of the License Agreement from Sentigen Biosciences to Spinco. Except as expressly set forth herein, this consent and assignment shall not modify, waive, impair or affect any of the terms, provisions or conditions of the License Agreement.

     This consent shall be effective as of date of the contribution of the License Agreement from Sentigen Biosciences to Spinco. Please sign in the space provided below to evidence your consent to the assignment of the License Agreement from Sentigen Biosciences to Spinco. Please fax a copy of the signed notice to Sentigen Biosciences, Attn:
Scott Segler at (908) 859-6437. Thank you for your assistance in this matter.




                                              Very truly yours,

                                              /s/ Thomas J. Livelli
                                              ----------------------
                                                  Thomas J. Livelli


By executing below, the undersigned consents, acknowledges and agrees to the above assignment effective immediately upon the contribution of the License Agreement from Sentigen Biosciences to Spinco.


The Trustees of Columbia University in the City of New York.


By:
   ------------------
Name:
Title:
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                        [COLUMBIA UNIVERSITY LETTERHEAD]

October 17, 2006

VIA EMAIL-PDF AND FEDERAL EXPRESS
---------------------------------

Sentigen Biosciences Inc.
445 Marshall Street
Phillipsburg, New Jersey 08865

RE: Response to Notice of Request to Assignment of the Exclusive License Agreement ("License Agreement") between The Trustees of Columbia University in the City of New York ("Columbia") and Sentigen Biosciences, Inc. (formerly known as Sentigen Corp. ("Sentigen Biosciences"), dated April 10, 2000.

Dear Mr. Livelli:

This is in response to your September 25, 2006 letter requesting Columbia to consent to the assignment of the License Agreement from Sentigen Biosciences to Spinco. Except where indicated, all capitalized terms used herein shall have the same meaning as set out in your September 25, 2006 letter.

As you know, Columbia and Sentigen Biosciences entered into two letter agreements dated July 13, 2006 and July 26, 2006 ("Letter Agreements"), both of which set out the understanding of the parties relating to the Merger. In reliance thereon, Columbia consents to the assignment of the License Agreement from Sentigen Biosciences to Spinco, subject to the following conditions:

1. Spinco agrees to assume all rights and obligations of Sentigen Biosciences under the License Agreement, as indicated by its execution of this letter where indicated below.

2. Within 30 days of receipt of the proceeds from the Merger, Sentigen Biosciences shall reimburse Columbia for its legal expenses of $236,144.44, as set out in the Letter Agreement, dated July 13, 2006.

3. Sentigen represents that (i) the Agreement and Plan of Merger (the "Agreement") dated August 31, 2006, attached hereto as Exhibit A, is the true, correct and complete copy of the Agreement executed between Invitrogen, Arctic Fox Acquisition Corporation and Sentigen Holding; and
      (ii) that such Agreement is in full force and effect on the date hereof.

4. In the event that the Merger is consummated which results in net proceeds to Sentigen's shareholders of not less than $6.00 per outstanding share of common

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      stock, Sentigen Biosciences and Columbia shall begin good faith negotiations of Columbia's share of the proceeds from the Merger, which shall be a dollar amount (or percentage) of the proceeds of the Merger which are in excess of such $6.00 per share, as set forth in the Letter Agreements.

If the conditions set forth above are not satisfied, Columbia's consent to the assignment of the License Agreement from Sentigen Biosciences to Spinco shall be null and void, and Columbia will have been deemed to object to the assignment pursuant to Section 20 of the License Agreement.

Except as expressly set forth herein, this consent and assignment shall not modify, waive, impair or affect any of the terms, provisions or conditions of the License Agreement.

This consent shall be effective as of the date of contribution of the License Agreement from Sentigen Biosciences to Spinco. By executing in the space provided below, Columbia indicates its consent to the assignment of the License Agreement from Sentigen Biosciences to Spinco, subject to the conditions set forth above.

If the foregoing sets forth our mutual understanding, please execute and return a copy of this letter to me to signify your acceptance.


                                         Yours truly,

                                         /s/ Scot G. Hamilton
                                         -------------------------------
                                         Scot G. Hamilton
                                         Senior Director
                                         Science and Technology Ventures



SENTIGEN BIOSCIENCES                     SPINCO

/s/ Kevin J. Lee                          /s/ Joseph K. Pagano
------------------------------------     -------------------------------
Title: V.P., Research                    Title:
Date:  November 9, 2006                  Date:


cc:  Joseph K. Pagano
     Sheldon Nussbaum
     Columbia University - Office of the General Counsel